UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Production of oil and natural gas in March

Rio de Janeiro, April 13,2017 - Petróleo Brasileiro S.A. - Petrobras informs that its total production of oil and natural gas in March was 2.74 million barrels of oil equivalent per day (boed), of which, 2.61 million boed produced in Brazil and 130,000 boed produced abroad.

Average oil production in the country was 2.12 million barrels per day (bpd).
This volume represents a 3% drop compared to February, mainly due to maintenance stoppages on FPSO Cidade de Angra dos Reis, located in Lula field, in the Santos
Basin pre-salt, and on P-37, in Marlim field, in the Campos Basin.

In March, the production of natural gas in Brazil, excluding the liquefied volume, was 77.7 million m³/d, 3% lower than in the previous month due to the mentioned stoppages.

Pre-salt production

In March, the production of oil and natural gas operated by Petrobras in the pre-salt layer (own portion and that of partners) was 1.50 million boed, volume
2% lower than in the previous month due to the stoppage on FPSO Cidade de Angra dos Reis.

Compared to March 2016, there was a 36% production increase mainly due to the beginning of production on FPSO Cidade de Saquarema, in the Lula Central area, and on FPSO Cidade de Caraguatatuba, in Lapa field, in addition to the production increase on FPSO Cidade de Marica, in the Lula Alto area, during the period.

Production of oil and natural gas abroad

In March, oil production in overseas fields was 66,000 bpd, volume 4% higher than in the previous month. This performance resulted mainly from the return to production after stoppages in Lucius and Hadrian South fields, in the US, which took place in February.

Natural gas production was 11.0 million m³/day, a 31% increase over the volume produced in February 2017. This increase resulted from a greater demand of gas production in Bolivia and from the resumption of production in Lucius and
Hadrian South fields.

______________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: April 13, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer